Exhibit 99.1

Yandex N.V. announces results of Shareholder Meetings
and provides update on proposed divestment

AMSTERDAM, the Netherlands — March 7, 2024 — Yandex N.V. (NASDAQ: YNDX) (the “Company” or “YNV”), the Dutch parent company of the Yandex Group, today announced that all resolutions proposed at the Meeting of Holders of Class A Ordinary Shares (the “Class A Meeting”) and the Extraordinary General Meeting of Shareholders of the Company (the “EGM”), both held on March 7, 2024, have been approved. YNV also today provides an update with respect to the proposed divestment of all of the Yandex group’s businesses in Russia and certain international markets.

The Company is pleased with the progress to date in satisfying conditions to the completion of the proposed divestment, including receipt of YNV shareholder approval today and approval from the Government Commission for Control over Foreign Investments in Russia. The parties continue to work diligently to satisfy the outstanding conditions. The sale transaction will be implemented in two closings and, subject to satisfaction of the remaining conditions, the Company anticipates that the first closing will take place in the coming weeks.

The total number of Class A shares eligible to vote at the Class A Meeting and the EGM was 325,877,318, with a total of 325,877,318 voting rights; the total number of Class B shares eligible to vote at the EGM was 35,698,674, with a total of 356,986,740 voting rights. Each Class A share carries one vote; each Class B share carries ten votes. The Class A shares and Class B shares voted together as a single class on all matters at the EGM.

Results of the Class A Meeting

Proposal One — Approval of the Resolution of the Board to enter into the Sale

The below are the results regarding the proposal to approve, pursuant to Article 14C of the current Articles of Association of the Company, the resolution of the Board of the Company to enter into and approve the terms of the Sale:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
107,514,130	716,821	5,808,563

Proposal Two — Prior Approval of the Conditional amendment of the Articles of Association

The below are the results regarding the proposal to approve the resolution of the Extraordinary General Meeting of the Company to amend the current Articles of Association of the Company in accordance with the Draft Deed of Amendment of the Articles of Association, subject to certain conditions:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
108,120,801	102,700	5,816,013

Results of the EGM

Proposal One — Approval of the Sale

The below are the results regarding the proposal to approve the terms of the Sale:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
460,032,379	718,765	5,032,981

Proposal Two — Conditional amendment of the Articles of Association

The below are the results regarding the proposal to amend the current Articles of Association of the Company, subject to certain conditions:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
460,636,262	104,306	5,043,557

Proposal Three — Adoption of the 2021 Accounts

The below are the results regarding the proposal to adopt the annual statutory accounts of the Company for the 2021 financial year (prepared in accordance with IFRS in accordance with the Dutch Corporate Governance Code):

Number of Votes For	Number of Votes Against	Number of Votes Abstained
460,049,388	73,688	5,686,878

Proposal Four — Adoption of the 2022 Accounts

The below are the results regarding the proposal to adopt the annual statutory accounts of the Company for the 2022 financial year (prepared in accordance with IFRS in accordance with the Dutch Corporate Governance Code):

Number of Votes For	Number of Votes Against	Number of Votes Abstained
460,044,360	73,688	5,691,906

Proposal Five — Authorization of the Board to acquire Class A Shares

The below are the results regarding the proposal to authorize the Board for a period of 18 months to repurchase up to a maximum pursuant to Dutch law, of 50% of the issued share capital of the Company as “Share Consideration” against a purchase price to be set by the Board within the non-cash part of the total consideration for the Sale that is payable in Consideration Shares by the Purchaser:

Number of Votes For	Number of Votes Against	Number of Votes Abstained

456,497,699	4,199,453	5,112,802

Proposal Six — Approval of the cancellation of the Priority Share

The below are the results regarding the proposal to approve the cancellation of the Priority Share that will have been acquired by the Company for nil consideration:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
460,660,680	73,932	5,075,342

For further information, please visit http://company.yandex.com or contact:

Yandex N.V.

YNV Investor Relations
askIR@yandex-team.com

YNV Media
pr@y-nv.com